EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ault Global Holdings, Inc.

Registration Statement on Form S-3

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Ault Global Holdings, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Ault Global’s Registration Statement on Form S-3 for the registration of common stock, preferred stock, debt securities, warrants, rights and units that Ault Global may sell from time to time in one or more offerings pursuant to Rule 415 under the Securities Act, up to a total dollar amount of $350,000,000 on terms to be determined at the time of sale.

We wish to bring to the Commission’s attention that Ault Global currently has in place a prior effective shelf registration statement on Form S-3 (No. 333-251995, declared effective by the Commission on January 20, 2021). Pursuant to Securities Act Rule 415(a)(5)(ii)(A), we confirm that such registration statement will no longer be effective once the new Registration Statement being filed herewith is declared effective.

Further, we wish to note that the information contained in the new Registration Statement follows closely the information contained in the prior effective shelf registration statement.

Should any member of the Commission’s staff have any questions concerning the Registration Statement or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Henry C.W. Nisser, President and General Counsel of Ault Global (tel.: (646) 650-5044), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Henry C.W. Nisser, Esq.